UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35149 / February 27, 2024

In the Matter of:

Diameter Credit Company
Diameter Principal Finance LLC
Diameter Principal Finance Partnership LP
Diameter Capital Partners LP
Diameter CLO Advisors LLC
Diameter Master Fund LP
Diameter Dislocation Master Fund LP
Diameter Dislocation Master Fund II LP
DCMALT LP
DCP IG Fund LP
Diameter Credit Funding I, Ltd.
Diameter Credit Funding II, Ltd.
Diameter Credit Funding III, Ltd.
Diameter Credit Funding IV, Ltd.
Diameter Capital CLO 1 Ltd.
Diameter Capital CLO 2 Ltd.
Diameter Capital CLO 3 Ltd.
Diameter Capital CLO 4 Ltd.
Diameter Capital CLO 5 Ltd.

55 Hudson Yards, 29th Floor
New York, NY 10001

812-15490

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Diameter Credit Company, et al. filed an application on July 25, 2023, and an amendment to the
application on October 31, 2023, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain business development companies and
closed-end management investment companies (collectively, the "Regulated Funds") to co-invest
in portfolio companies with each other and with certain affiliated investment entities.

On February 1, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35122). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Diameter Credit Company, et al. (File No. 812-15490) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.